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                          October 7, 2021

       Stefan Berndt-von B  low
       Chief Financial Officer
       Mynaric AG
       Dornierstra  e 19
       82205 Gilching, Germany

                                                        Re: Mynaric AG
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
24, 2021
                                                            CIK No. 0001850453

       Dear Mr. Berndt-von B  low:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended
       December 31, 2020 and 2019, page F-19

   1. We note your supplemental information and restatement disclosures in response to prior comment no. 10 of our
comment letter dated July 23, 2021. We continue to consider your response and your
disclosures and may have further comment.
 Stefan Berndt-von B  low
FirstName  LastNameStefan Berndt-von B  low
Mynaric AG
Comapany
October    NameMynaric AG
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Krystian Czerniecki